Robert D. Stiles Chief Financial Officer
April 28, 2015
Via EDGAR
Mr. Michael Clampitt
Senior Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:
Nationstar Mortgage Holdings Inc.
Registration Statement on Form S-3
Filed March 2, 2015
File No. 333-202397
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35449

Dear Mr. Clampitt:
On behalf of Nationstar Mortgage Holdings Inc. (Company), set forth below are responses to the comments of the staff (Staff) of the Securities and Exchange Commission (Commission) in its letter dated March 27, 2015, with respect to the above referenced Registration Statement on Form S-3 (Registration Statement) as filed on March 2, 2015 and Form 10-K for the Fiscal Year Ended December 31, 2014 (Form 10-K) as filed on February 27, 2015.
For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.
Registration Statement on Form S-3 filed March 2, 2015
General

1.
At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: The Company confirms our understanding that any request for acceleration of effectiveness for the Registration Statement will be coordinated with the resolution of all comments regarding the Form 10-K. The Company notes that it has regained its status as “well-known seasoned issuer” since the filing of the Registration Statement and may elect to withdraw the Registration

8950 Cypress Waters Boulevard, Coppell, TX 75019 Direct Line: 972.316.5383

United States Securities and Exchange Commission
April 28, 2015

Statement and file a new S-3ASR registration statement. The Company will consult with the Staff prior to making any such election.
Form 10-K Filed for the Fiscal Year Ended December 31, 2014
Item 1A. Risk Factors

Business and Industry Risks

“We may not be able to maintain or grow our business if we cannot acquire MSRs or enter into additional servicing agreements on favorable terms,” page 5

2.	Please disclose whether the company is subject to any restrictions in regard to the acquisition of MSRs.

Response: The Company is not currently subject to any restrictions with respect to the acquisition of Mortgage Servicing Rights (MSRs). As disclosed in the risk factors, Government Sponsored Entities (GSEs), which include the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), may require the Company to meet certain conditions on our acquisition of MSRs as a result of oversight by the Federal Housing Finance Agency (FHFA). Historically, the Company has obtained the necessary consents to complete MSR transfers. The Company confirms that in the event it is subject to any such restrictions that could have a material effect on its business, it will include appropriate disclosure with respect to such restrictions in future periodic reports filed with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.	Please include a discussion of your financial condition and the changes in your financial condition for the periods presented. Please refer to Item 303 of Regulation S-K.

Response: In preparing its Form 10-K, the Company determined that the following sections included within Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K (MD&A) were responsive to Item 303 of Regulation S-K:

▪
Capital and Liquidity: The Company discusses known trends and/or demands that we believe may result in a material change in capital and liquidity positions beginning on page 36. In addition, we disclose the proposed new minimum financial eligibility requirements from the FHFA on page 35.

▪
Results of Operations: The Company discusses results of operations on a consolidated basis and by segment beginning on page 23. The Company believes that the discussions provide users a reasonable understanding of our business as well as a description of events or transactions that had a significant impact on our results of operations.

▪
Off-balance sheet arrangements: For the benefit of the Staff, the Company notes that the variable interest entities entered into by the Company consist of securitization trusts established for the limited purposes of financing loans and advances for both traditional and reverse residential mortgage loans. Once established, these facilities perform consistent with secured borrowings and therefore cause limited variability to the results of operations. On page 42, the Company incorporated the note disclosures by reference under Other Matters, Variable Interest Entities and Off Balance Sheet Arrangements.

▪	Contractual Obligations: The Company provides disclosures for contractual obligations beginning on page 39.

United States Securities and Exchange Commission
April 28, 2015

▪
Significant Assets: Significant assets for the Company consist of cash, MSRs and advances. Known trends and/or demands that may material change cash are included in the previously mentioned Liquidity section. Known trends and/or demands that may materially change MSRs are discussed primarily within the section entitled Mortgage Servicing Rights and Liabilities beginning on page 32. Finally, advances are discussed in greater detail in the Capital Resources section beginning on page 38.

▪
Significant Liabilities: Significant liabilities for the Company consist of senior notes, advance facilities, warehouse lines and MSR related liabilities. Senior notes, advance facilities and warehouse lines are discussed within the Capital Resources section beginning on page 38. Known trends and/or demands that may materially change MSR related liabilities are discussed primarily within the section entitled Mortgage Servicing Rights and Liabilities beginning on page 32.

The Company believes that the foregoing disclosures provide the information necessary for investors to understand its financial condition and changes in financial condition with respect to the relevant periods.
Overview, page 22

4.
Please consider adding disclosure to the overview section regarding the significant operational changes that appear to be trends that may have a material impact on revenues and capital resources in future periods. See Items 303(a)(2)(ii) and (3)(ii) of Regulation S-K. Please advise the staff as to whether the following items will have material impact on future revenues and capital resources:

•	The new servicing acquisition structure involving sales of advances and servicing rights to the joint venture; and

•	The sales of excess cash flows from servicing.
Response: As requested by the Staff, the Company will continue to evaluate significant operational changes, including the new servicing acquisition structure (MSR Financing Liability) and sales of excess cash flows (Excess Spread Financings). While the Company believes these items are adequately disclosed in the Form 10-K, the Company will include additional disclosure in the overview section with respect to these items to the extent they are reasonably likely to have a material impact on revenues and/or capital resources.
The Company believes the Staff may find the additional background information provided below regarding the MSR Financing Liability and Excess Spread Financings helpful in understanding existing disclosures.
MSR Financing Liability
In December 2013, the Company agreed to sell to a joint venture entity capitalized by New Residential Investment Corp. (New Residential), an affiliated party, and other independent third-party investors certain advances and the associated MSRs for certain credit sensitive, non-agency mortgage loans, including the right to receive a contractually specified base service fee component. The Company is not a party to the joint venture and continues to service the loans and earn fees. For accounting purposes, the advances associated with the transaction are treated as sold whereas the MSRs associated with the transaction are treated as a financing.
The Company believes the MSR Financing Liability structure is most appropriate for MSRs associated with non-agency securities that have significant advance requirements. Non-agency

United States Securities and Exchange Commission
April 28, 2015

securities are in limited supply in the current market and as a result the Company may not utilize this structure again in the near future.
Economically, the MSR Financing Liability for the period subsequent to the second quarter of 2014 performs consistent with an amortizing finance obligation. The Company has elected to account for this liability at fair value as the associated MSRs are also marked to fair value. Disclosures with respect to the impact of fair value marks are discussed separately in MD&A in the section entitled MSRs and Related Liabilities.
Excess Spread Financings
The Company entered into sale and assignment agreements, treated as financing arrangements for GAAP, whereby the acquirer has the right to receive a specified percentage of the excess servicing fee related to an MSR. The Company refers to the other party as the “acquirer” as the acquiring entity is effectively purchasing a portion of the excess servicing fee related to a pool of loans. To date, the acquirer has been New Residential and certain funds managed by Fortress Investment Group, all of which are affiliated companies.
The impact on future revenues and capital resources from executed Excess Spread agreements varies principally due to (i) prepayment speeds and (ii) the Company’s ability to recapture prepayments through the origination platform. In Note 3 to the consolidated financial statements, Mortgage Servicing Rights and Related Liabilities (Note 3), we disclose the range of assumptions for prepayment speeds, average life, discount rate and recapture rate. In addition, we provide sensitivities for discount rate and prepayment speeds. The Company believes the disclosures provided in Note 3 assist the users of the financial statements in determining the potential impact on future revenues and capital resources for executed agreements. The Company will enhance the MD&A disclosures in future filings to incorporate or replicate the information in Note 3 within the MD&A and provide additional discussion when appropriate.
Results of Operations
Consolidated Results, page 23

5.
Please include a more robust discussion of the interest income and interest expense recognized and the reasons for the changes between the periods presented. Your discussion should address the average rates received on your interest earning assets and average rates paid on your interest bearing liabilities.

Response: The Company believes given the segment disclosures within Results of Operations, the Capital Resources discussion and Note 10 to the consolidated financial statements, Indebtedness that it has disclosed the information that is material to investors.
The Company does concur that a more robust discussion of interest income and interest expense within Results of Operations would make it easier for investors to find the relevant information in one place in the document and therefore proposes to enhance disclosures in future periodic reports filed with the Commission.
In addition, the Company believes the following information is beneficial to the Staff in evaluating the response to Comment 5. The Company intends to expand its disclosures in future periodic reports filed with the Commission.

United States Securities and Exchange Commission
April 28, 2015

Servicing Segment

	For the year ended December 31,
(in millions)	2014	2013	2012

Interest Income	$91	$91	$31

Interest Expense
Advance Facilities	$104	$164	$61
Excess Spread Financings	79	62	16
Other interest expense	63	53	26
Interest Expense, Total	$246	$279	$103

Weighted Average Costs - Advance Facilities	2.4%	2.6%	3.7%
Weighted Average Costs - Excess Spread	9.1%	9.4%	9.9%
Interest income primarily consists of interest earned on reverse mortgage interests held on the balance sheet. The Servicing segment also earns float interest on certain funds held within custodial accounts and on Ginnie Mae loans repurchased. The primary driver in the increase in interest income for the periods presented is related to an increase in reverse mortgage interests on the balance sheet.
Interest expense principally consists of advance facilities and payments associated with excess spread financings to affiliated parties. Other interest expense primarily includes interest related to reverse mortgage participation financings and repurchased Ginnie Mae loans.
Originations Segment

	For the year ended December 31,
(in millions)	2014	2013	2012

Interest Income	$72	$88	$20
Interest Expense	$70	$79	$18

Weighted Average Coupon - Mortgage Loans Held for Sale	4.5%	4.1%	4.0%
Weighted Average Costs - Warehouse Facilities	2.8%	2.7%	2.9%
Interest income consists of interest earned on Mortgage Loans Held for Sale that consists of newly originated prime residential loans that have been funded but not yet sold. Interest expense consists of interest paid on warehouse facilities, including fees, utilized for newly originated prime residential loans.

United States Securities and Exchange Commission
April 28, 2015

Solutionstar Segment

	For the year ended December 31,
(in millions)	2014	2013	2012

Interest Expense	$0.4	$0.3	$	−

Interest expense was limited to small technology equipment leases that for accounting purposes were deemed capital leases.
Corporate and Other Segment

	For the year ended December 31,
(in millions)	2014	2013	2012

Interest Income	$14	$17	$18
Interest Expense	$200	$180	$76

Weighted Average Costs - Unsecured Senior Notes	7.52%	8.00%	9.83%
Interest income within the Corporate and Other segment consists of interest income on Mortgage Loans Held for Investment, net that consists of the Company’s ‘Legacy’ portfolio, which is comprised of nonconforming or subprime loans that serve as collateral for the issued debt. The loans were transferred in 2009 from Mortgage Loans Held for Sale at fair value on the transfer date. The difference between the expected undiscounted cash flows and the investment in the loans is recognized on a level-yield method over the life of the loan.
Interest expense within the Corporate and Other segment consists of interest expense on the Unsecured Senior Notes and nonrecourse debt related to the aforementioned ‘Legacy’ portfolio.

6.	Please include a discussion of income tax expense and net income recognized in each of the periods presented.
Response: In response to the Staff’s comment, the Company will expand its MD&A disclosures in future periodic reports filed with the Commission.
The Company notes for the Staff the following factors considered in its determination to discuss consolidated results of operations at income before taxes versus net income within the MD&A:

▪	As of December 31, 2014, all subsidiaries of the Company, with the exception of one newly created subsidiary, are United States domiciled companies.

▪
The newly created entity had yet to incur any expense other than minor formation expenses. In addition, the Company does not expect this entity will have a material impact on the Company’s effective tax rate for the year ended December 31, 2015.

▪	For the years ended December 31, 2014 and 2013, the Company’s effective tax rate was essentially the Federal statutory rate plus state taxes, net of Federal benefit.

▪
In 2014, as discussed in the notes to the consolidated financial statements, the Company did release a valuation allowance in the third quarter (as more fully discussed in Comment 27); however, the Company views this as a one-time release and not a known trend.

United States Securities and Exchange Commission
April 28, 2015

Based upon the items noted above, the Company concluded that disclosing results of operations at the income before tax level provided the users of the financial statements with all known material trends.
Servicing Segment, page 24

7.
Please disclose the additions due to originations and acquisitions separately and the MSRs which were sold in your rollforward on Table 5. The balance at the end of the period should distinguish between the amount of UPB serviced and subserviced for others.

Response: The Company respectfully notes that each of these items noted in Comment 7 are either inapplicable or currently disclosed within the MD&A:

▪
Table 5 provides total additions to UPB via originations and acquisitions. Additions to UPB as a result of originations can be determined by review of Table 10 that discloses ‘Funded Volume, Total.’ The Company will separately break out this amount in Table 5 in future periodic filings with the Commission.

▪
The Company has not sold MSRs. The Company notes that MSRs subject to the MSR Financing Liability continue to be included in the total balance as such MSRs were deemed financed and not sold. To the extent applicable, the Company will disclose sold MSRs separately as a deduction in future periodic reports filed with the Commission, if material.

▪	The Company discloses amounts serviced and subserviced separately in Table 22 within the Mortgage Servicing Rights and Related Liabilities.

8.
You disclose fair value adjustments on MSRs of $(247) million in 2014 and $58 million in 2013. Please disclose and quantify the changes in each of the individual assumptions and the reasons for these changes in fair value. Please also disclose and quantify the fair value changes recorded for both credit sensitive and interest rate sensitive MSRs for the periods presented.

Response: The Company notes for the Staff’s benefit that the disclosures requested in Comment 8 may be found within the MD&A beginning on page 32 within the section entitled Mortgage Servicing Rights and Related Liabilities. This section is part of the overall discussion of results of operations and is meant to have equal prominence with other discussions related to results of operations.
The requested disclosures can be found in Tables 22-24 for MSRs. The $(247) million in 2014 and $58 million in 2013 are the sum of the ‘changes in fair value’ noted in Table 24 - MSRs - Fair Value, Rollforward. In addition, Table 25 on page 34 provides the weighted average assumptions that drive changes in fair value for the periods presented. Below the Tables, the Company provides discussion regarding how the major assumptions are derived; however, the Company will expand its MD&A disclosures in future periodic reports filed with the Commission to discuss material trends.

9.
Please disclose the basis points earned or the range of basis points earned by type of loan serviced for all of the periods presented if the servicing basis points are different for the different types of loans serviced. Please also disclose the basis points recognized on loans serviced in which the excess servicing is sold. Please also tell us the reasons for entering into these excess servicing arrangements and indicate whether any of the parties in these transactions were related or independent third parties.

Response: The Company wishes to bring to the Staff’s attention that Table 6 discloses both revenues and average UPB for MSRs - Fair Value, Subservicing and MSRs- LOCOM. This information can be utilized to determine the basis points earned by type of loan. In addition, the Company draws the Staff’s attention to Note 2 to the consolidated financial statements, Significant Accounting Policies,

United States Securities and Exchange Commission
April 28, 2015

where within the Mortgage Servicing Rights policy note, we disclose that we receive a servicing fee ranging from 0.21% to 0.50% annually on the remaining outstanding principal balances of loans.
The Company provides the following additional points for the Staff’s consideration:

▪
Basis points - subservicing: In a typical subservicing arrangement, the Company is paid a flat fee per loan per month plus ancillary income derived from borrowers. The subservice revenue disclosed is a composite of these amounts. Although basis points can be calculated, it is not typical to express subservicing revenues in basis points.

▪
Basis points for MSRs - LOCOM: Servicing fees for reverse mortgages are generally determined as a monthly fee (i.e., $30 per loan, per month). The fee does not change over the life of the loan. Therefore as interest accrues or the borrower takes additional advances, the servicing fee in basis points declines. Although basis points can be calculated, it is not typical to express reverse mortgage fees in basis points.

▪
With respect to excess servicing, servicing fees associated with a traditional MSR for both book and tax purposes can be segregated into (i) a base servicing fee and (ii) an excess servicing fee. The base servicing fee, along with ancillary income, is meant to cover costs incurred to service the specified pool plus a reasonable profit margin. The remaining servicing fee is considered excess. The Company then will ‘sell’ a percentage of the excess fee, typically 67% for agency MSRs, as a method for efficiently financing acquired MSRs. Excess Spread Financings are presently applicable only to acquired MSRs; however, they can be entered into at any time for both acquired and originated MSRs. To date, the acquirer has been New Residential and certain funds managed by Fortress Investment Group, all of which are affiliated companies.

▪
In Table 28, Leveraged Portfolio Characteristics, the Company discloses that approximately 72% of UPB associated with MSRs - Fair Value is “transferred to New Residential.” The Company’s intent with this disclosure is to note the total percentage of the portfolio that is subject to either the MSR Financing Liability and/or Excess Spread Financings.

10. Please disclose the subservicing basis points percentage recognized on the unpaid principal balances serviced in the periods presented.
Response: The Company notes for the Staff’s attention that in Table 6, we separately disclose the revenues for and the average UPB for loans subserviced which would allow a user to calculate the average basis points earned. Additionally, the Company notes for the Staff’s consideration that revenues for subservicing contracts are earned as a monthly flat fee per loan.
11. Please disclose the amount of your ancillary revenues for late fees, modification fees and incentive fees and the reasons for the changes in ancillary revenues during the periods presented.
Response: The Company has historically provided a break out of ancillary revenues for late fees, modification fees and incentive fees in its earnings releases that are furnished on Form 8-Ks and available via our website. The Company will incorporate this disclosure within MD&A in future periodic reports filed with the Commission.
12. You disclose under expenses and impairments that you incurred one-time cost associated with entering into the MSR financing liability. Please disclose the amount of the one-time costs and the nature of the costs incurred in entering into the MSR financing liability.

United States Securities and Exchange Commission
April 28, 2015

Response: The one-time costs associated with entering into the MSR Financing Liability in 2013 consisted of the write-off of receivables (delinquent servicing fees on MSRs associated with non-agency securities) of $12 million and deal costs of $8 million. The receivable was written off since the base servicing fee was sold as part of the transaction. Should the Company execute a similar transaction in the future, it will separately disclose the amount and nature of costs incurred in entering into the financing transaction.
13. Please disclose the amount of impairments recorded in each of the periods presented.
Response: The Company notes to the Staff that it has not incurred any significant impairments, which for purposes of responding to this comment we are defining as a permanent reduction of an asset’s value, other than the receivables noted above in response to Comment 12. The Company further notes that 44% of the Company’s assets as of December 31, 2014 consists of cash or assets marked to market. Historically, the Company has used the terms “Expense and Impairments” to describe expenses. In response to the Staff’s comments, the Company will modify this wording to not refer to future impairments in future filings unless appropriate.
14. Please disclose the nature and amount of the costs of servicing your various types of MSRs, where these costs have been classified in your statement of operations and the reasons for the increases or decreases in the costs of servicing your various MSRs between periods.
Response: The Company provides below for the Staff’s benefit the principal costs of servicing a loan. The Company will enhance disclosures within the MD&A regarding costs of servicing. The Company is currently evaluating the following categories for disclosure in future periodic reports:

▪
Labor costs: Labor costs consist of employee salaries and related benefits included within salaries, wages and benefits. In addition, the Company uses outsourced and temporary labor which is included within general and administrative costs.

▪	Operational general and administrative: Consists of costs paid to external vendors. All costs are included within general and administrative costs.

▪	Legal and Compliance Fees: Consists of licensing fees, settlements in the normal course, compensatory fees and similar items. All costs are included within general and administrative costs.

▪
Allocated Costs: Consists of occupancy costs and corporate allocated costs that relate directly to the servicing segment. Occupancy has historically been shown separate. Other allocated costs have been included within general and administrative costs.

▪	Subservicing Expenses: Includes costs paid to subservicers that have been included within general and administrative costs.
In general, our costs declined to 18 basis points for the year ended December 31, 2014 from 21 basis points for the year ended December 31, 2014 which is calculated based upon the information provided in Tables 6 and 7. Total costs have increased as a result of average UPB increasing 30% year over year; however, we achieved some efficiencies of scale which accounts for most of the decline in terms of basis points.
Originations - Operations, page 27
15. You disclose fair value mark-to-market on loans held for sale adjustments of $(506) million in 2014 and $(205) million in 2013. Please disclose the reasons for the fair value adjustments and the significant increase in the fair value mark-to-market adjustment on loans held for sale in 2014.

United States Securities and Exchange Commission
April 28, 2015

Response: The Company confirms that it will include the reasons for significant changes in fair value within MD&A in future periodic reports filed with the Commission.
The Company notes that fair value adjustments include mark-to-market gains and/or losses and the realized gain and/or loss on hedges related to loans sold during the periods presented. For the year ended December 31, 2014, the fair value mark-to-market on loans held for sale was higher due to mark-to-market on derivative instruments for loans sold which was elevated as a result of greater interest rate volatility.
In evaluating performance, the Company combines gain on loans sold and fair value mark-to-market on loans held for sale, both of which are presented within Table 10. When considered together, the Company had net gains of $329 million for the year ended December 31, 2014 as compared to net gains of $480 million for the year ended December 31, 2013. This decline is directionally consistent with the decline in funded volumes and also considers the impact of interest rate movements during 2014.
Mortgage Servicing Rights and Related Liabilities, page 32
16. Please disclose the composition of the types of loans serviced (i.e. agency or non-agency) by UPB and carrying amount for MSRs - Fair Value and MSRs - LOCOM as you disclosed for Subservicing in Table 22. In addition, please disclose the weighted average coupon rate for each of the different types of loans serviced for each period presented.
Response: In the table below, the Company provides the information requested by the Staff including UPB, carrying value and weighted average coupon (WAC):

	For the year ended December 31, 2014
(in millions)	UPB	Carrying Value	WAC

MSRs - Fair Value
Agency Loans	$214,980	$1,986	4.49%
Non-agency Loans	118,633	964	4.66%
	$333,613	$2,950	4.55%

As part of its disclosure review process at year-end, the Company evaluated moving to similar disclosures as requested versus the current credit sensitive/interest sensitive disclosures. The Company determined that providing the existing disclosures was more relevant to investors. In addition, the Company believed that by presenting the information multiple ways, investors could be confused as to the primary drivers of fair value changes in the Company’s MSR portfolio. In making this determination the Company considered the following:

▪
The determination between interest and credit sensitive pools is based principally on an evaluation of factors that speak to the underlying credit of the borrowers (e.g., loan-to-value ratios, FICO scores, percent of loans modified) which drives portfolio performance. The Company agrees that when interest rates fall, those who can refinance at a lower rate generally do; however, the distinction between interest and credit sensitive pools is meant to provide investors insight into those borrowers who can refinance and those borrowers unable to refinance principally due to their credit situation.

▪	As noted in the Business section of the Form 10-K, interest rate sensitive MSRs principally consist of MSRs acquired via flow transactions or transferred through origination activities

United States Securities and Exchange Commission
April 28, 2015

(which is principally new customer acquisition). The change in fair value of MSRs that are interest rate sensitive is typically correlated to interest rates such that when interest rates rise, the value of the servicing portfolio also increases as a result of lower prepayments. Credit sensitive MSRs are less influenced by movement in interest rates and more by portfolio performance.

▪
For both credit sensitive and interest sensitive MSRs, prepayment speeds is a key factor in determining value. Prepayment speeds consist of two components that include voluntary prepayments (referred to as conditional repayment rate or CRR) and involuntary prepayments (referred to as conditional default rate or CDR). For credit sensitive MSRs, involuntary prepayments is the significant driver of prepayment speeds. For interest sensitive MSRs voluntary prepayments is the significant driver of prepayment speeds.

▪
As a reminder, the Company does not hold the loan, only an MSR, so factors such as credit loss, government protections, etc. have limited impact on the MSR value when compared to valuing the whole loan.

▪
Interest sensitive pools are primarily impacted by changes in forecasted interest rates, which in turn impact voluntary prepayment speeds. As noted in Table 25, modeled prepayment speeds for interest sensitive MSRs increased from 8.97% as of December 31, 2013 to 11.97% as of December 31, 2014. During this same period, the 30-year fixed-rate mortgage moved from an average of 4.46% in December 2013 to 3.86% in December 2014 (source: http://www.freddiemac.com/pmms/pmms30.htm). As expected prepayment speeds moved opposite of interest rates for interest sensitive MSRs.

▪
Credit sensitive pools are primarily impacted by borrower performance under specified loan repayment terms, which most directly impacts involuntary prepayments and delinquency rates. During the periods presented, modeled prepayment speeds for credit sensitive MSRs moved in the opposite direction and actually declined from 20.34% at December 31, 2013 to 18.58% as of December 31, 2014 as also shown in Table 25. This was driven by valuation assumptions consistent with market participant perspectives that involuntary prepayments will decline. A potential indicator of portfolio performance is noted in Table 6, the 60+ delinquency rate which declined to 9.9% as of December 31, 2014 from 11.8% as of December 31, 2013.

▪	The determination of credit sensitive or interest sensitive is not dependent on the type of loan (i.e., agency or non-agency).
With respect to MSRs - LOCOM, the Company respectfully submits to the staff that most reverse mortgage products come with variable interest rates pegged to short-term indexes such as LIBOR, plus a margin. In addition, the interest for a reverse mortgage loan is not paid, but instead is added cumulatively to the outstanding balance and has limited impact to the servicer. Finally the value of a reverse mortgage servicing right is generally driven by factors such as home price index, collateral values and timeframe until maturity more than it is driven by interest rates. Therefore the Company is unclear what benefit is achieved by disclosing the weighted average coupon rate for MSRs - LOCOM.
MSRs - Fair Value, Rollforward, page 33
17. Please disclose the amount of the credit sensitive and the interest rate sensitive MSRs by loan service type for each of the periods presented for MSRs accounted for at fair value.

United States Securities and Exchange Commission
April 28, 2015

Response: As requested by the Staff, in the table below the Company provides the amount of credit sensitive and interest sensitive MSRs by loan service type for the periods presented for MSRs - Fair Value:

	December 31, 2014		December 31, 2013
(in millions)	UPB	Fair Value	UPB	Fair Value

Agency	$123,137	$956	$146,211	$1,011
Non-agency	118,633	964	120,547	807
Credit Sensitive	$241,770	$1,920	$266,758	$1,818

Interest Sensitive - Agency	91,843	1,030	56,056	670
Total MSRs - Fair Value	$333,613	$2,950	$322,814	$2,488
Consistent with the discussion in Comment 16, the Company determined in preparing its Form 10-K that providing fair value information by loan type may confuse investors as to the key drivers in determining the fair value of an MSR.
18. You disclose changes in fair value due to changes in valuation inputs or assumptions used in the valuation model of $88 million in 2014 and $377 million in 2013. Please disclose and quantify the reasons for the changes in fair value due to changes in valuation inputs or assumptions used in the valuation model for your credit sensitive and interest sensitive MSRs separately for each of the periods presented.
Response: As requested by the Staff, in the table below the Company provides the fair value due to changes in valuation inputs or assumptions between credit sensitive and interest sensitive MSRs for each period presented:

	For the year ended
(in millions)	December 31, 2014	December 31, 2013

Due to changes in valuation inputs or assumptions used in the valuation model
Credit sensitive	242	254
Interest sensitive	-154)	123
Fair value at the end of the period	$88	$377
Consistent with the discussion in Comment 16, the Company determined in preparing its Form 10-K that providing fair value information by loan type may confuse investors as to the key drivers in determining the fair value of an MSR. In addition, the Company does not believe that disclosing amounts only due to changes in valuation inputs or assumptions used in the valuation model would benefit investors.
19. Please disclose the ratio of the fair value of your credit sensitive and interest sensitive MSRs to the related UPB for the periods presented.
Response: The Company respectfully notes to the Staff that provided in Table 23 in the MD&A is UPB and Fair Value amounts for both Credit Sensitive and Interest Sensitive MSRs for periods presented as shown in the table below. These amounts can be utilized to calculate the ratio of fair value for credit sensitive and interest sensitive MSRs. For the Staff’s benefit, we have provided the

United States Securities and Exchange Commission
April 28, 2015

information below. The Company confirms that it will include these additional disclosures within MD&A in future periodic reports filed with the Commission.

	December 31, 2014			December 31, 2013
(in millions)	UPB	Fair Value	Bps	UPB	Fair Value	Bps

Credit Sensitive	$241,770	$1,920	79 bps	$266,758	$1,818	68 bps
Interest Sensitive	91,843	1,030	112 bps	56,056	670	119 bps
	$333,613	$2,950	88 bps	$322,814	$2,488	77 bps
The improvement in basis points for credit sensitive MSRs is consistent with the improvement in portfolio performance. As previously noted, a key indicator of portfolio performance is the 60+ delinquency rate disclosed in Table 6.
Similarly, the decline in interest sensitive MSRs as stated in basis points is consistent with the decline in interest rates over the same period that caused an increase in expectation of prepayment speeds for these creditworthy borrowers consistent with the discussion in Comment 16.
Capital and Liquidity, page 36
20. You disclose under Risk Factors on pages 6 and 16 that delays in your ability to collect advances and residential mortgage foreclosure proceedings could affect liquidity. Based on these risks and since advances represent over $2.5 billion and 23% of your total assets, please disclose the aging of your advances and discuss trends in the aging of your advances.
Response: The Company notes for the Staff that the primary risk with respect to advances is delay in recovery, not the ultimate recovery of the balance. In addition, given the high-quality nature of advances, the Company has consistently been able to finance such assets even during the financial crisis, minimizing the impact of delays in recovery.
Servicer advances represent receivables created by the Company in connection with its obligation to service mortgage loans in securitization trusts. The right to reimbursement of advances is enumerated in the servicing agreements or pooling and servicing agreement of the securitization trusts. Servicing advances on non-agency securities are typically recovered first at a loan-level from proceeds of the mortgage loan for which the advance was made, and then if loan-level funds are determined to be ultimately insufficient, from cash collected from all borrowers in a securitization trust. For advances on agency securities, servicing advances represent a receivable from the respective agency and are recovered from cash collections in a securitization trust and/or a requested reimbursement from the agency. In addition, the Company does not act as a guarantor or insurer for any of our advances. Finally, as noted in Note 2, “the Company is only obligated to advance funds to the extent such advances are recoverable,” which is a determination made by the Company. The Company believes these factors, as well as the ability to continually finance such assets at favorable terms, are useful in recognizing that advances are highly recoverable.
With respect to the timing of collections, there are a multitude of factors that impacts the timing of when an advance is collected including, but not limited to, (i) new state or Federal regulations (e.g., homeowner’s bill of rights legislation); (ii) general economic conditions (e.g., labor participation rates, interest rates); (iii) loan re-performance; (iv) timing of modification/workouts; (v) foreclosure timeframes; etc. Since many of the above factors are not within the Company’s control and are subject to governmental or macroeconomic factors, the ability to determine when advances will be collected is extremely subjective. Therefore, the Company respectfully believes that providing an aging of advances would provide limited, if any, useful information to investors.

United States Securities and Exchange Commission
April 28, 2015

21. You disclose under Risk Factors on page 6 that due to activities related to the sales of mortgage servicing rights, servicer advances and other transactions with New Residential and certain third-party investors may require you to fund advance requests which could adversely affect your business, financial condition and results of operations if you are unable to do so. Please disclose if you have received any requests from New Residential or its co-investors to fund any advances and the amount of any advances. Please also disclose your potential sources of financing to fund these advances.
Response: The Company confirms to the Staff that we have received no requests to fund advances to date and consider the possibility of such a request to be extremely limited. Furthermore, should these investors fail to be able to fund an advance, the advances would still be considered highly financeable assets as discussed in Comment 20 and therefore should either be financeable by existing advance facilities or new facilities if necessary. Finally, the Company notes that advances are only required to be made to the extent the Company determines they are recoverable. To extent the Company were to be required to fund material advances in future periods, it will include appropriate disclosures in future periodic reports filed with the Commission.
Critical Accounting Policies
Fair Value Measurements, page 40
22. You disclose that a majority of the MSRs are reviewed by outside valuation experts on a quarterly basis. Please tell us how often each different type of MSR is reviewed by an outside valuation expert and how the company utilizes these valuation reports in determining the fair value of the different types of MSRs. In addition, if there are differences in the fair value determined by the valuation expert and the internal financial models, explain to us the nature of and reasons for the differences in value and how these differences are resolved.
Response: The Company utilizes an internal financial model to determine the fair value of MSRs. In addition, the Company believes market participants to be other non-bank servicers, rather than depository institutions. In order to corroborate internal models, the Company utilizes two additional valuation techniques.
First, the Company engages two external valuation specialists on a quarterly basis. The external valuation specialists are provided complete downloads of MSRs held as of the penultimate month within each quarter to provide the specialists time to run the models and determine a range of acceptable values. To this range, the Company adds loans boarded during the final month of the quarter, which are presumed to be at fair value unless macroeconomic trends, facts and circumstances between the acquisition date and quarter-end date suggest otherwise. Finally, in consultation with the valuation specialists, the Company adjusts external valuations for market conditions, principally interest rates as of each quarter end.
When comparing external valuations to the internal valuation, the Company segregates both valuations between agency and non-agency and compares on a dis-aggregated basis. The Company believes that the value of agency MSRs is generally consistent among different market participants and variances are generally attributable to differences in cost structures of the participants. Therefore, the value of the Company’s agency MSRs is more closely aligned with external valuation specialists.
In contrast, the value of a non-agency MSR can differ between market participants, i.e., between non-banks versus depository institutions. Examples of why fair value for non-agency loans differs from the broader market (which includes depository institutions) are provided below for the Staff’s consideration:

United States Securities and Exchange Commission
April 28, 2015

▪
Costs to service MSRs tends to be less for non-bank servicers then depository institutions as non-bank servicers have expended considerable resources developing technologies and processes to effectively service ‘high-touch’ loans.

▪	Non-bank servicers typically provide default borrowers with more options with respect to modifications and workouts.

▪	If unable to cure a non-performing loan, non-bank servicers are more likely to prosecute a timely foreclosure than a financial institution.

▪	Non-bank servicers have created additional revenue streams such as brokerage networks and internet based marketplaces.

▪	Non-bank servicers have higher carrying costs for advances compared to depository institutions.
The Company’s determined value for MSRs lies within the range determined reasonable by the external valuation specialists. For non-agency MSRs, the Company does tend to be at the higher end of the range principally due to economies of scale and the impact this has on costs to service, as well as the items noted above. The Company does compare valuation assumptions against those of valuation specialists to ensure that assumptions utilized are within the range of assumptions utilized by external specialists where possible. In addition, the Company compares the change in value period to period with that of external specialists for consistency.
Second, where possible, the Company evaluates recent transactions and compares such transactions against a hypothetical pool made up of similar loans from the existing MSR portfolio. To the extent there are differences in price between the actual price paid for a pool and the valuation of the hypothetical pool, these differences are investigated to determine if changes to the internal valuation model are warranted.
Item 8. Financial Statements and Supplementary Data
Statement of Cash Flows, page 52
23. You disclose significant transfers to and from restricted cash under financing activities in each of the periods presented. Please tell us the nature of these transfers and the business reasons for these transfers for each period.
Response: The Company believes to understand the movement in transfer to/from restricted cash, net it is helpful to understand first what comprises restricted cash. Restricted cash comprises three components of which two relate to the Originations segment and one to the Servicing segment.
With respect to Originations, restricted cash includes (i) principal received from borrowers on originated loans pledged to a warehouse facility and (ii) guarantee fees payable to the Agencies. With respect to principal payments on pledged loans, the Company is required to remit proceeds related to principal as a repayment of borrowings. With respect to guarantee fees, commonly referred to as GFees, the Company collects these fees at the time of origination and remits such fees to the Agencies on a monthly basis. With respect to Servicing, the restricted cash relates to advance facilities structured as consolidated special purpose entities. The associated cash amounts are automatically identified either by our origination or servicing platform and remitted to segregated accounts.
Prior to 2013, the movement in transfers to/from restricted cash, net would equal the movement in restricted cash on the balance sheet. Upon entering into the MSR Financing Liability, the Company recognized the movement in restricted cash accounts impacted by the MSR Financing Liability as a component of proceeds on sale of servicer advances within investing activities. For the year ended December 31, 2014, $16.4 million was included in proceeds on servicer advances. This combined

United States Securities and Exchange Commission
April 28, 2015

with the change in transfer to/from restricted cash, net accounts for the total movement in restricted cash on the balance sheet.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Polices
Mortgage Servicing Rights (MSRs), page 56
24. Please disclose the specific types of ancillary revenues considered in determining the fair value of the MSRs for each period. Please also tell us the nature of and type of market participant data used in the determination of the fair value of the MSRs.
Response: In determining fair value, the Company does not consider it effective to model ancillary revenue by type. Instead, the Company looks at total ancillary revenue per loan achieved historically and compares this to the assumptions incorporated into third-party models. Historically, the Company’s assumptions for ancillary revenues have been consistent with market participant assumptions obtained from external valuation specialists and broker surveys and have ranged from between $50 - $100 per loan compared to the external valuation specialists range of between $70 - $110.
Note 3. Mortgage Servicing Rights and Related Liabilities, page 61
25. Please tell us how you determine whether the loans underlying the MSRs are credit sensitive or are interest rate sensitive in nature. Please address when this determination is made and whether there are any changes to this determination over the expected lifetime of the underlying mortgage.
Response: The Company assesses whether acquired portfolios are of more credit sensitive or interest sensitive nature at the date of acquisition. The assessment is made by the Company’s Executive Vice President of Portfolio Investments and is based upon consideration of various factors including loan-to-value ratios, FICO scores, percentage of portfolio previously modified, portfolio seasoning and similar criteria. Once the determination for a pool is made, it is not changed over time.
Interest sensitive portfolios consist of single-family conforming residential forward mortgage loans serviced for Agencies. Credit sensitive portfolios primarily consist of higher delinquency single-family non-conforming residential forward mortgage loans.
Historically, almost all of the pools acquired by the Company have been deemed credit sensitive. Certain recent acquisitions that boarded or are expected to board in 2015 of highly performing pools of conforming loans were deemed to be interest sensitive. In addition, historically interest rate sensitive loans have principally consisted of newly originated loans and loans purchased via flow transactions.
26. Please disclose the credit risk assumptions for the MSRs identified as being credit sensitive. Please also tell us the actual credit risks metrics for your credit sensitive and interest rate sensitive MSRs for all of the periods presented and address the reasons for the changes in credit risk.
Response: The Company brings to the Staff’s attention that credit sensitive refers to the credit worthiness of the borrowers. In general, holders of MSRs such as the Company are not subject to actual credit loss or risk. As of December 31, 2014, the Company believes that loans with potential credit loss account for less than 4% of UPB. In addition, the Company incurs losses for these loans only after certain thresholds are met (i.e., greater than 25% severity as compared to original principal balance of loan). The Company has determined that the associated credit risk is not sufficiently

United States Securities and Exchange Commission
April 28, 2015

material as of the periods presented to require disclosure in its periodic reports filed with the Commission.
Note 13. Income Taxes, page 77
27. You recorded a partial deferred tax asset valuation reversal in 2014. Please provide us with sufficient information that addresses the taxable income sources in ASC 740-10-30-18 and that explains how management determined that the future realization of each item enabled you to conclude there was sufficient taxable income to support the reversal of the allowance. Your response should also address the impact of the change in control limitations in the federal tax code.
Response: The Company provides the following information for the Staff’s consideration.
Net Operating Loss Limitation due to change in control under Section 382
Immediately prior to the Company’s initial public offering (IPO), Nationstar Mortgage LLC (Mortgage) was wholly-owned by FIF HE Holdings LLC - Series 1, (FIF HE) which was treated as a partnership for Federal income tax purposes. FIF HE, in turn, was owned by a variety of funds and by members of management. Certain funds held their interests in FIF HE through a number of Delaware limited liability companies treated as corporations for Federal income tax purposes (the Blockers). Losses generated by Mortgage flowed through FIF HE to the Blockers creating net operating loss carry-forwards at the Blockers.
In anticipation of the IPO, FIF HE formed Nationstar Holdings Inc. (Holdings), a corporation for Federal income tax purposes. Additionally, as part of the IPO restructuring, Mortgage was contributed to Holdings in a tax free contribution under section 351 of the Code and the Blockers were merged with and into Holdings in a tax free reorganization under section 368(a)(1)(A) of the Code. The mergers caused Holdings to succeed to the net operating loss (NOLs) carry-forwards of the Blockers under section 381 of the Code, but also resulted in a change in control under section 382, since no group of shareholders of any of the Blockers controlled Holdings, thus creating an annual limitation on the usage of the net operating losses.
The Company consulted with outside counsel and its external tax preparer to confirm that the transaction constituted an ownership change under section 382 of the Code and that the tax attributes previously resident in the Blockers were transferred to Holdings in the tax free reorganization under 368(a)(1)(A) of the Code.
Ability to utilize net operating losses over the carry-forward period
The limitation on the utilization of the net operating losses is calculated as an amount equal to the product of the fair value of the loss company (the Blockers) immediately prior to the change in control multiplied by the Federal long term exempt interest rate. Based on the post IPO value of Holdings less the cash raised in the IPO, the annual limitation was calculated at approximately $12M per year. In evaluating whether it was more likely than not that the entire NOL would be utilized in the carry-forward period, the company evaluated both positive and negative evidence. The total taxable income needed over the next 17 years is $179 million, which is considerably less than the Company’s 2014 pre-tax income and its forecasted 2015 pre-tax income as of the filing of the Form 10-K.
Specifically, the Company has considered the following positive evidence:

1.	The Company has generated positive GAAP earnings every quarter since the IPO, except for Q4 of 2013. The cumulative 3 year profit as of September 30, 2014 is approximately $900

United States Securities and Exchange Commission
April 28, 2015

million and has been steadily increasing since Q4, 2013 when it last declined as a result of the Q4 loss.

2.
IRC section 282(b)(2) does not require the Company to produce $12 million of income each and every year over the 18 year NOL expiration period. If intervening losses are incurred and the use of pre-change NOLs is foreclosed in a given year or years, the unused limitation for those years can also be carried forward. Thus, if the Company incurred a loss in 2015, the pre-change NOLs that it could use in 2016 would be increased from $12 million to $24 million. Consequently, the Company can support the utilization of pre-change NOLs even without a consistent rate of earnings.

3.
Over the past several months, the Company has proven to be one of the Top 5 servicers in the market (source: Inside Mortgage Finance). This development validates the Company’s operating business model of growth through profitable acquisition, right-sized originations platform and ancillary income from the Solutionstar subsidiary.

4.
Based on the 3 year cumulative profit of $900 million noted above, the Company’s projected future taxable income should be more than sufficient to absorb the majority of the $179 million of net operating losses over the next 17 years. The Company’s future operating results are expected to be driven by reasonable growth and efficiencies in its servicing business, increased profits from Solutionstar and profitable operation of the Originations unit.

5.
In the third quarter of 2014, NSM was able to reduce its debt burden through the pay off on one tranche ($285 million) of its unsecured debt. This supports the Company’s ability to generate sufficient liquidity and maintain profitability.

6.
The taxable income goal to utilize the annual 382 limitation is $12M per annum or $179 million over the next 17 years. By way of comparison, the taxpayer’s estimated 2014 taxable income prior to the application of NOL carry-forwards is $185M.

7.
The Company performed a stress test against its forward earnings over the next 5 years. Results of the stress test illustrated the company’s ability to maintain profitability under a series of economic scenarios by exercising levers such as turning the originations business, expense reduction and an increase in ancillary fee income resulting from the increase in non-performing loans and foreclosure activity.

8.
The Company’s Deferred Tax Liability as of 12/31/2013 was $56M (excluding the valuation allowance). Eliminating the impact of the deferred tax asset recorded for the Loss Carry-forwards of $75M, the net deferred tax liability is $131M. This translates into approximately $352M of future taxable income over the next 7-9 years.

9.
The Company’s newest acquisitions and originations for its servicing portfolio are at record low interest rates and are less likely to refinance than in prior periods. Additionally, large components of the serviced portfolio are sourced from government sponsored refinancing programs (e.g., HAMP, HARP) with below market interest rates thus extending the life of the portfolio and the servicing income stream.

The Company also considered the following negative evidence:

1.
The most significant negative evidence is the 382 limitation on the usage of the NOLs. Because of this limitation, the number of years of income required to fully utilize the NOLs is relatively long. However, the Company has a demonstrated ability to generate taxable income, to grow its business, and to integrate acquisitions successfully, mitigating this evidence. Additionally, the limitation ($12M) presents a very low taxable income threshold. Finally, as stated previously, the Company must generate $179 million over the next 17 years on a cumulative basis.

United States Securities and Exchange Commission
April 28, 2015

2.
Increasing regulation could put pressure on the operating expenses of the Company and reduce future profitability. To date, the Company has been successful in complying with new regulations and maintaining good relationships with these entities such that this consideration is mitigated.

3.
Holdings predecessor had cumulative losses from the date of acquisition in 2006 through 2011. The three year cumulative loss during this period ranged from $500 million to $62 million. The losses in the more recent years, however, resulted primarily from the Company’s growth strategy as it ramped up its infrastructure and personnel to accommodate its growing servicing portfolio and originations business. Subsequent to 2011, the Company has expanded its profit base through the growth of both its Servicing Book and its Originations and Solutionstar segments.

4.
Subsequent to the IPO, Holdings reported 6 straight quarters of quarterly profits but incurred a loss in Q4 2013 as a result of an increase in mortgage interest rates that led to a decrease in originations. The Company demonstrated the ability to quickly respond to this shift in market conditions and was able to streamline its operations and grow its origination volume in 2014 - a year when total market originations declined and demonstrated three quarters of profitability subsequent to Q4 2014.

5.
The Company has no carryback potential with regard to the NOLs subject to the Section 382 limitation. As well, the Company made the decision to forego the carryback of the NOL generated in 2013, and instead, elected to carry it forward and utilize it against 2014 taxable income. The decision was made, however, because the company expects sufficient taxable income to absorb both the NOL carryover as well as the current and prior year Section 382 limitations.

6.
The Company operates in a cyclical business driven by market conditions largely outside of the Company’s control. As discussed in (4) above, however, the Company has demonstrated its ability to quickly react to changing market conditions to insure profitability.

Based on the preponderance of positive evidence versus negative evidence - specifically the cumulative 3 year profit, the on-going growth of the Company’s business and the relatively small IRC Section 382 limitation ($12M), the Company concluded it is more likely than not that the Federal net operating loss carry forward will be utilized and the corresponding tax benefit will be realized.
The Company is in the process of finalizing its first quarter results for anticipated release on May 5, 2015. For GAAP purposes, the Company expects to record a net loss for the quarter as a result of the mark-to-market impact for MSRs. In assessing the first quarter book loss, the Company expects the taxable loss to be considerably less, principally because (i) for tax purposes the Company does not mark-to-market MSRs originated prior to 2014; and (ii) for tax purposes the excess spread transaction are treated as sales and so marks are limited to the servicing retained by the Company. The Company continues to believe that the underlying fundamentals of its business remain consistent with the forecast utilized in the third quarter of 2014 to support the release of the valuation allowance. The Company will continue to evaluate the need for valuation allowance each quarter.
Note 22. Disclosures Related to Transactions with Affiliates of Fortress Investment Group LLC, page 101
28. You entered into significant related party transactions with New Residential for the sale of servicer advances and the related mortgage servicing rights. Please disclose the details of these transactions, including a reconciliation of the assets sold to the cash received and tell us how you determined the fair value of these transactions.

United States Securities and Exchange Commission
April 28, 2015

Response: The Company respectfully notes that New Residential is considered an affiliated party, not a related party. The Company notes that the sale of servicer advances is the previously described MSR Financing Liability. Disclosures within the notes to the consolidated financial statements related to the MSR Financing Liability can be found within the accounting policy disclosures on page 56, Note 3 on page 63 and Note 22, Disclosures Related to Transactions with Affiliates of Fortress Investment Group LLC (page 102).
The Company in December 2013, agreed to sell to a joint venture owned by independent third party investors in addition to New Residential, an affiliated party, certain advances and the associated MSRs for certain credit sensitive, non-agency mortgage loans, including the right to receive the base service fee component. The Company is not a party to the joint venture. For accounting purposes, the advances associated with the transaction are treated as sold whereas the MSRs associated with the transaction are treated as a financing.
As disclosed on page 103, between December 2013 and through June 2014, the Company completed a total of five similar transactions. In total, the Company sold $4.7 billion of advances and financed MSRs related to mortgage loans with $90.2 billion of outstanding unpaid principal balance (UPB). Excluded from these amounts is $253.4 million of advances associated with $8.3 billion of outstanding UPB that was boarded by the Company in January 2014, but for which the advances were sold directly to the joint venture.
With respect to total cash, the Company discloses on page 104 that it was in receipt of $307.3 million in cash proceeds in December 2013. In addition, the Company provides the following table:

Agreement Date	MSR UPB	Servicer Advances	Sale Proceeds
January 2014	$8.3	$253,472	$253,472
February 2014	$9.4	$756,185	$91,391
March 2014	$10.5	$299,125	$41,536
May 2014	$12.0	$617,502	$75,161
June 2014	$14.0	$303,795	$50,967

The Company also considers amounts noted in the above table as Sale Proceeds from February 2014 through June 2014 which totals $259.0 million as additional proceeds. This equates to total proceeds of $566.3 million.
With respect to the $253.4 million of sale proceeds noted in January 2014 noted in the above table, this amount relates to a pool of loans that boarded in January 2014. Instead of having the Company fund the advances, finance such advances and then sell the advances to the joint venture, the joint venture funded the advances directly at the time of boarding. The $253.4 million therefore reflects total advances prior to the joint venture obtaining any financing of such advances.
In connection with the transaction, the Board of Directors of the Company created a special committee that retained its own outside legal counsel and obtained a fairness opinion.
Note 23. Quarterly Financial Data (Unaudited), page 103
29. Please tell us the reasons for the significant increases in service related revenues recognized in the second and the third quarters of fiscal 2013.

United States Securities and Exchange Commission
April 28, 2015

Response: The primary reasons for the significant increases in service related revenues in the second and third quarters of 2013 were the result of the timing of the boarding of loans acquired from Bank of America and as a result of mark-to-market adjustments.
* * * *
In accordance with the Staff’s request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Robert Stiles, Chief Financial Officer at (972) 316-5383 or Duane McLaughlin, counsel to the Company, at (212) 225-2106.
Sincerely,

/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP
Josh Samples, U.S. Securities and Exchange Commission